                                             Filed pursuant to Rule 424(b)(5)
                                          Registration Statement No. 33-63791


PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 30, 1995)

$100,000,000
UNION PLANTERS CORPORATION
6 3/4% SUBORDINATED NOTES DUE 2005

The Notes will mature on November 1, 2005. Interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning May 1, 1996. The Notes may not be redeemed prior to maturity. The Notes are subordinated to all existing and future Senior Indebtedness of Union Planters Corporation ("UPC" or the "Company") as described in the accompanying Prospectus. Payment of the principal of the Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of UPC. There is no right of acceleration in the case of default in performance of any covenants of UPC, including the failure to pay principal or interest on the Notes when due. See "Description of Notes."

All of the Notes initially will be represented by Global Securities (each a "Global Note"), which will be deposited with The Depository Trust Company ("DTC") and will be registered in the name of its nominee. A beneficial interest in a Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC or its participants. A beneficial interest in a Global Note will be exchanged for Notes in certificated form only under the limited circumstances described herein. See "Description of Notes-Global Notes." The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market activity for the Notes will, therefore, settle in immediately available funds. All payments of principal and interest will be made by UPC in immediately available funds. See "Description of Notes-Same-Day Settlement and Payment."

THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE COMPANY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------
                                                PRICE TO          UNDERWRITING     PROCEEDS TO
                                               PUBLIC(1)            DISCOUNT      COMPANY(1)(2)
Per Note....................................  99.408%           .650%             98.758%
Total.......................................  $99,408,000       $650,000          $98,758,000
-----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from November 7, 1995, to the date of delivery.
(2) Before deducting expenses payable by the Company estimated at $320,000.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Notes will be made through the facilities of DTC on or about November 7, 1995.

SALOMON BROTHERS INC                               KEEFE, BRUYETTE & WOODS, INC.

The date of this Prospectus Supplement is November 2, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     UPC is a multi-state bank holding company and savings and loan holding company headquartered in Memphis, Tennessee. At June 30, 1995, UPC had total consolidated assets of approximately $9.7 billion, loans of approximately $6.1 billion, deposits of approximately $8.3 billion and shareholders' equity of approximately $812 million. For the six months ended June 30, 1995, the Company had net income of $66.9 million. At June 30, 1995, the Company was the second-largest independent bank holding company headquartered in Tennessee as measured by consolidated assets.

     The Company conducts its business activities through its principal bank subsidiary, the $2.1-billion-asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, and 31 other bank subsidiaries and two savings and loan subsidiaries located in Tennessee, Mississippi, Arkansas, Louisiana, Alabama and Kentucky (collectively, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which they operate, including traditional banking services, consumer, commercial and corporate lending, and retail banking and mortgage banking. UPC also is engaged in mortgage servicing, investment management and trust services, the issuance and servicing of credit and debit cards and the origination, packaging and securitization of the government-guaranteed portions of Small Business Administration ("SBA") loans.

     Through the UPC Banking Subsidiaries, UPC operates approximately 370 banking offices. UPC's banking offices and total assets (before consolidating adjustments) are allocable by state, approximately as follows: 190 banking offices and $6.1 billion in Tennessee, 119 banking offices and $2.5 billion in Mississippi, 34 banking offices and $745 million in Arkansas, 15 banking offices and $504 million in Louisiana, 7 banking offices and $260 million in Alabama and 5 banking offices and $108 million in Kentucky.

     Acquisitions of other financial institutions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, 12 in 1993 and 13 in 1994, adding approximately $1.6 billion in total assets in 1992, $1.3 billion in 1993 and $3.8 billion in 1994. In addition, through September 30, 1995, UPC has completed two acquisitions in 1995, adding approximately $170 million in assets and has four acquisitions pending totalling $1.5 billion in assets. The Company expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. In effecting acquisitions, UPC's management's fundamental objective is to enhance the value of the Company's franchise on a going forward basis. Future acquisitions may at times require UPC to pay consideration in excess of the current book or market value of the net assets acquired, thereby resulting in dilution of the current book value per share of the UPC common stock (the "UPC Common Stock"), or resulting in the incurrence of additional indebtedness by UPC which may rank senior to the Notes offered hereby. For information with respect to transactions that have been consummated since June 30, 1995, or acquisitions which are currently pending, see "Recent Developments."

     The Company controls risk through centralized loan review and audit functions as well as close monitoring of the financial performance of each UPC Banking Subsidiary. UPC also implements its asset and liability management strategy on a consolidated basis and effects all trades for the investment portfolios of the UPC Banking Subsidiaries. UPC seeks to achieve economies in the UPC Banking Subsidiaries through consolidation of administrative and operational processes and has completed the conversion of the UPC Banking Subsidiaries to a common data processing system.

     The Company's corporate office is located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number is (901) 383-6000. Additional information about the Company is included in the documents incorporated by reference in the accompanying Prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                              RECENT DEVELOPMENTS

THIRD QUARTER 1995 OPERATING RESULTS

     The Company's third quarter net earnings of $35.4 million represent a 49% increase over the third quarter of 1994. The improvement in net earnings was primarily due to growth in net interest income as well as noninterest income and reduced operating expenses. Net interest income increased over the third quarter of 1994 due primarily to loan growth, a higher yield on investment securities and a higher net interest margin. The increase in noninterest income is attributable to increases in fee income from service charges on deposit accounts, bank cards and profit and commissions from SBA trading activities. The third quarter of 1994 included investment securities losses of $8.1 million compared to investment securities gains of $159,000 for the same period in 1995. Noninterest expenses decreased from the third quarter of 1994 due to expense reductions related to the Company's restructuring plan effected at the end of 1994. The provision for losses on loans increased for the third quarter of 1995 as compared to the same period in 1994 due primarily to the Company's loan growth.

     Effective September 30, 1995, the Company transferred approximately $1.0 billion of held to maturity securities to the available for sale portfolio. The transfer was made in response to specific conditions which arose during the third quarter and led UPC's management and Board of Directors to change its intent to hold these securities to maturity. The transfer had no impact on earnings and the fair value adjustment related to these securities was a net increase in shareholders' equity of approximately $15.1 million, net of taxes.

     The following table presents certain unaudited information for the three-month and nine-month periods ended September 30, 1995 and 1994. Reference is made to UPC's press release dated October 26, 1995, which is included in the Company's Current Report on Form 8-K dated October 26, 1995, incorporated herein by reference. For additional information, see "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                        THREE MONTHS          NINE MONTHS
                                                           ENDED                 ENDED
                                                      SEPTEMBER 30,(1)     SEPTEMBER 30,(1)
                                                     ------------------   -------------------
                                                       1995      1994       1995       1994
                                                     --------   -------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
Income Statement Data
  Net interest income..............................  $103,698   $99,311   $303,965   $287,839
  Provision for losses on loans....................     4,844       991      8,530      2,791
  Investment securities gains (losses).............       159    (8,111)       156     (7,837)
  Other noninterest income.........................    37,528    30,000    109,604     86,389
  Noninterest expense..............................    85,506    86,707    255,700    255,570
  Net earnings.....................................    35,363    23,734    102,535     75,373
Profitability Ratios
  Return on average assets.........................      1.42%      .93%      1.39%      1.01%
  Return on average common equity..................     17.63     12.47      18.12      13.69
  Net interest margin(2)...........................      4.70      4.39       4.65       4.36

---------------
(Continued on the following page)

                                                                      AT SEPTEMBER 30,(1)
                                                                    ------------------------
                                                                       1995         1994
                                                                    ----------   -----------
                                                                     (DOLLARS IN THOUSANDS)
Asset Quality Data
  Allowance for losses on loans...................................  $  120,087   $   122,978
  Nonperforming loans.............................................      25,328        20,113
  Nonperforming assets............................................      30,352        27,619
  Loans 90 days or more past due..................................      13,872         6,584
  Nonperforming loans/loans.......................................         .41%          .36%
  Nonperforming assets/loans and foreclosed properties............         .49           .50
  Allowance/nonperforming loans...................................      474.13        611.44
Balance Sheet Data
  Total assets....................................................  $9,903,684   $10,168,972
  Loans, net of unearned income...................................   6,242,364     5,549,524
  Investment securities
     Available for sale
       Amortized cost.............................................   2,396,130     2,138,677
       Fair value.................................................   2,423,224     2,115,915
     Held to maturity
       Amortized cost.............................................          --     1,404,545
       Fair value.................................................          --     1,389,420
  Total deposits..................................................   8,340,689     8,267,924
  Long-term debt(3)...............................................     408,599       337,552
  Total shareholders' equity......................................     875,180       784,707
Capital Ratios
  Equity/assets...................................................        8.84%         7.72%
  Leverage........................................................        8.29          7.50

---------------
(1)  Interim period ratios are annualized.
(2)  Net interest income (taxable-equivalent)/average earning assets.
(3) Includes subsidiary banks' long-term debt (primarily Federal Home Loan Bank advances) of $293.2 million and $222.8 million at September 30, 1995 and 1994, respectively.

RECENTLY COMPLETED ACQUISITIONS

     Since June 30, 1995, UPC has completed the acquisitions of the following institutions (collectively, the "Recently Completed Acquisitions"). UPC's Current Report on Form 8-K dated August 22, 1995, is incorporated herein by reference and includes unaudited pro forma consolidated financial statements which include the pro forma impact of the Recently Completed Acquisitions:

                                                       CONSIDERATION
                                              -------------------------------
                                      ASSET   APPROXIMATE                             METHOD OF
            INSTITUTION               SIZE       VALUE            TYPE                ACCOUNTING
------------------------------------  -----   -----------   -----------------    --------------------
                                         (IN MILLIONS)
Planters Bank & Trust Company         $  60       $ 8       348,029 shares of    Pooling of Interests
  Forrest City, Arkansas                                    UPC Common Stock

First State Bancorporation and its      110        12       388,497 shares of    Purchase
  subsidiary, First Exchange Bank,                          Series E
  Dyersburg, Tennessee                                      Preferred Stock
                                                            of UPC
                                      -----     -----
          Totals                      $ 170       $20
                                      =====     =====

PENDING ACQUISITIONS

     UPC has entered into definitive agreements to acquire the following financial institutions (collectively, the "Pending Acquisitions") which are expected to close in the fourth quarter of 1995 or the first quarter of 1996.

                                                      CONSIDERATION
                                             -------------------------------
                                    ASSET    APPROXIMATE                             METHOD OF
          INSTITUTION(1)             SIZE       VALUE            TYPE                ACCOUNTING
----------------------------------  ------   -----------   -----------------    --------------------
                                       (IN MILLIONS)
Capital Bancorporation, Inc., Cape  $1,115     $ 109.3     Approximately        Pooling of Interests
  Girardeau, Missouri, and its                             4,192,376 shares
  subsidiaries, Capital Bank of                            of UPC Common
  Cape Girardeau County, Capital                           Stock(2)
  Bank of Columbia, Capital Bank
  of Southwest Missouri, Capital
  Bank & Trust, Capital Bank of
  Sikeston, Capital Bank of
  Perryville, N.A., Maryland
  Avenue Bancorporation, Inc.,
  Century State Bancshares, Inc.
  and Capital Bank, a Federal
  Savings Bank

Eastern National Bank, Miami,          266        30.4     Cash, notes and      Purchase
  Florida                                                  UPC Series E
                                                           Preferred
                                                           Stock(3)
                                    ------     -------
          Totals                    $1,381     $ 139.7
                                    ======     =======

---------------
(1) The Company has entered into definitive agreements to acquire for total cash consideration of $19.9 million two smaller institutions (First Bancshares of Eastern Arkansas, Inc. and First Bancshares of North Eastern Arkansas, Inc.) with total aggregate assets of approximately $118 million. These acquisitions are not included in the unaudited pro forma consolidated financial statements included in the Company's Current Report on Form 8-K dated August 22, 1995, incorporated herein by reference and are not material thereto.
(2) Represents the maximum number of shares of UPC Common Stock estimated to be issued.
(3) Cash in the amount of $4.5 million, UPC notes in the face amount of $14.5 million and up to 317,459 shares of Series E Preferred Stock of UPC.

     In connection with the Pending Acquisitions, it is anticipated that UPC or the acquired institutions will incur charges related to such acquisitions and to the assimilation of those institutions into the UPC organization. Anticipated charges would be for matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, postretirement and postemployment benefit expenses related to employees of entities which were acquired in a transaction accounted for as a pooling of interests and who were given credit for prior service, costs associated with elimination of duplicate facilities and branch closures, data processing charges, cancellation of vendor contracts, the potential for additional provision for loan losses and similar costs associated with consolidation of operational activities.

     Charges associated with the Pending Acquisitions have been preliminarily estimated to be between $8 million and $10 million after taxes. To the extent any of these charges are contingent upon consummation of a particular transaction, those charges would be recognized in the period in which the particular transaction closes. This range of potential charges is based on currently available information as well as preliminary estimates and is subject to change. The range is provided as a preliminary estimate of the significance of the charges which may be required and should be viewed accordingly.

     If the Pending Acquisitions and the Recently Completed Acquisitions had been consummated at June 30, 1995, UPC's consolidated total assets would have increased by approximately $1.6 billion to approximately $11.3 billion, UPC's consolidated total loans would have increased by approximately $1.1 billion to approximately $7.2 billion and UPC's consolidated total deposits would have increased by approximately $1.3 billion to approximately $9.6 billion, based upon June 30, 1995, pro forma consolidated financial information. Assuming the Pending Acquisitions and the Recently Completed Acquisitions had been consummated at June 30, 1995, UPC's unaudited pro forma equity to assets, Tier 1 risk-based capital, Total risk-based capital and Leverage ratios would have been 8.05%, 11.98%, 14.30% and 7.53%, respectively. See "Summary of Consolidated Financial Data" and the related pro forma consolidated financial information in UPC's Current Report on Form 8-K dated August 22, 1995, incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

EARNINGS CONSIDERATIONS RELATING TO POTENTIAL SPECIAL REGULATORY ASSESSMENT

     There are several bills currently under consideration by the Congress, the purpose of which is to provide additional financing for the Savings Association Insurance Fund ("SAIF") and to provide for interest payments on the Financing Corporation ("FICO") bonds issued in connection with earlier efforts to support the thrift insurance fund. A common feature of the proposed bills is a one-time special assessment of from 85 to 90 basis points on all deposits insured by the SAIF as of March 31, 1995 ($0.85 to $0.90 per $100 of covered deposits). The special assessment may be less for SAIF-insured deposits held by banks (sometimes referred to as "Oakar Deposits"). In addition to the special assessment on SAIF deposits, the bills also contemplate a special assessment on deposits which are insured by the Bank Insurance Fund ("BIF"). This assessment on BIF-covered deposits presumedly would be to provide financial support to pay interest on the FICO bonds. At September 30, 1995, UPC's subsidiaries held approximately $1.6 billion in SAIF insured deposits, approximately $1.2 billion of which are Oakar deposits. Should the proposed legislation be adopted at the maximum levels indicated, UPC would be required to pay aggregate SAIF assessments, as early as the fourth quarter of 1995, of approximately $14.6 million, pre-tax, which would more than offset the benefit of the Federal Deposit Insurance Corporation ("FDIC") premium reduction realized in the last half of 1995. See "Certain Regulatory Considerations" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds of the Notes will be approximately $98,438,000 after deducting the underwriting discount and estimated offering expenses. The net proceeds will be added to the general funds of the Company and will be available for general corporate purposes, including acquisitions of other financial institutions. Pending such use, the Company may temporarily invest the net proceeds in investment grade securities. See "Capitalization."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at June 30, 1995, and as adjusted as of such date to give effect to the sale of the Notes offered hereby, and as further adjusted to reflect the consummation of the Recently Completed Acquisitions and the Pending Acquisitions. The table should be read in conjunction with the Company's Current Reports on Form 8-K dated June 20, 1995, August 21, 1995, and August 22, 1995, incorporated herein by reference. For additional information relating to specific transactions within the scope of Recently Completed Acquisitions and Pending Acquisitions, see "Recent Developments."

                                                                    JUNE 30, 1995
                                                   -----------------------------------------------
                                                                       AS ADJUSTED FOR THE
                                                                ----------------------------------
                                                                                  NOTE ISSUANCE,
                                                                                RECENTLY COMPLETED
                                                                                 ACQUISITIONS AND
                                                                                     PENDING
                                                     ACTUAL     NOTE ISSUANCE      ACQUISITIONS
                                                   ----------   -------------   ------------------
                                                               (DOLLARS IN THOUSANDS)
Parent Company Long-Term Debt
  8 1/2% Subordinated Notes due 2002.............  $   40,250    $    40,250        $   40,250
  6.25% Subordinated Notes due 2003..............      74,566         74,566            74,566
  6 3/4% Subordinated Notes due 2005.............          --        100,000           100,000
  8.00% Unregistered, Unsecured Negotiable
     Notes.......................................          --             --            13,000
                                                   ----------   -------------   ------------------
          Total..................................     114,816        214,816           227,816
                                                   ----------   -------------   ------------------
Subsidiary Banks' Long-Term Debt
  Federal Home Loan Bank advances................     291,630        291,630           298,614
  Other..........................................       6,977          6,977             6,977
                                                   ----------   -------------   ------------------
          Total..................................     298,607        298,607           305,591
                                                   ----------   -------------   ------------------
          Total long-term debt...................     413,423        513,423           533,407
                                                   ----------   -------------   ------------------
Shareholders' Equity
  Convertible Preferred Stock
     Series B, $8.00 Nonredeemable, Cumulative,
       Convertible Preferred Stock(1)............       4,400          4,400             4,400
     Series D, 9.5% Redeemable, Cumulative,
       Convertible Preferred Stock(2)............       5,200          5,200             5,200
     Series E, 8% Cumulative, Convertible
       Preferred Stock(3)........................      77,698         77,698            94,986
                                                   ----------   -------------   ------------------
          Total convertible preferred stock......      87,298         87,298           104,586
Common Stock, $5 par value; 100,000,000 shares
  authorized; 40,553,285 shares issued and
  outstanding (45,100,393 shares as adjusted)....     202,766        202,766           225,502
Additional paid-in-capital.......................      74,960         74,960            99,377
Net unrealized gain on available for sale
  securities.....................................         926            926               662
Retained earnings................................     445,570        445,570           477,718
                                                   ----------   -------------   ------------------
          Total shareholders' equity.............     811,520        811,520           907,845
                                                   ----------   -------------   ------------------
          Total long-term debt and shareholders'
            equity...............................  $1,224,943    $ 1,324,943        $1,441,252
                                                   ==========    ===========    ================
Capital Ratios
  Equity/Assets..................................        8.33%          8.24%             7.98%
  Tier 1 risk-based capital(4)...................       12.98          12.98             11.98
  Total risk-based capital(4)....................       15.49          17.17             15.72
  Leverage.......................................        7.96           7.88              7.46

---------------
(1) The Series B Preferred Stock has a stated liquidation value of $100 per share plus all dividends accrued and unpaid to the date of liquidation, and each share is convertible after November 30, 1994, at the option of the holder into 7.722 shares (339,768 shares in total) of UPC Common Stock.
(2) The Series D Preferred Stock outstanding was converted into 253,655 shares of UPC Common Stock effective July 1, 1995.
(3) The Series E Preferred Stock has a stated liquidation value of $25 per share plus all dividends accrued and unpaid to the date of liquidation, and may be redeemed by the Company with the prior approval of the Federal Reserve Board after March 31, 1997, at $25 per share plus all dividends accrued and unpaid to the date fixed for the redemption. Each share is convertible at the option of the holder into 1.25 shares (3,884,903 shares at June 30, 1995) of UPC Common Stock prior to redemption.
(4) Assumes the net proceeds from the Notes' issuance are invested in U.S. Treasury or U.S. Government Agency securities which have a zero risk-weighting.

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA

     The following tables present for the Company, on an historical basis, selected unaudited consolidated financial data for the five years ended December 31, 1994, and for the six-month periods ended June 30, 1995 and 1994. The information has been derived from the consolidated financial statements of the Company, including the audited consolidated financial statements of the Company incorporated in the accompanying Prospectus by reference to Exhibit 13 to the Company's 1994 Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and the unaudited interim consolidated financial statements for the three- and six-month periods ended June 30, 1995 included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and should be read in conjunction therewith and with the notes thereto. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments necessary to arrive at a fair statement of interim results of operations of the Company, have been included.

                                     SIX MONTHS ENDED
                                        JUNE 30,(1)                                YEARS ENDED DECEMBER 31,
                                 -------------------------    -------------------------------------------------------------------
                                    1995          1994           1994           1993          1992          1991          1990
                                 ----------    -----------    -----------    ----------    ----------    ----------    ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data
 Net Interest Income..........   $  199,089    $   188,528    $   388,278    $  343,710    $  281,148    $  233,790    $  206,529
 Provision for losses on
   loans......................        3,686          1,800          3,636        16,558        27,182        34,203        26,304
 Investment securities gains
   (losses)...................           (3)           274        (20,298)        4,495        14,019         2,624            83
 Other noninterest income.....       71,773         56,389        113,860       115,430        98,590        90,697        92,076
 Noninterest expense..........      169,095        168,863        398,835       319,681       279,464       238,475       231,733
                                 ----------    -----------    -----------    ----------    ----------    ----------    ----------
 Earnings before income taxes,
   extraordinary item, and
   accounting changes.........       98,078         74,528         79,369       127,396        87,111        54,433        40,651
 Applicable income taxes......       31,197         22,889         20,761        37,420        23,861        11,537         5,408
                                 ----------    -----------    -----------    ----------    ----------    ----------    ----------
 Earnings before extraordinary
   item and accounting
   changes....................       66,881         51,639         58,608        89,976        63,250        42,896        35,243
 Extraordinary
   item -- defeasance of debt,
   net of taxes...............           --             --             --        (3,206)           --            --            --
 Accounting changes, net of
   taxes......................           --             --             --         5,782            --            --            --
                                 ----------    -----------    -----------    ----------    ----------    ----------    ----------
 Net earnings.................   $   66,881    $    51,639    $    58,608    $   92,552    $   63,250    $   42,896    $   35,243
                                 ==========    ===========    ===========    ==========    ==========    ==========    ==========
Per Common Share Data(2)
 Primary
   Earnings before
     extraordinary item and
     accounting
     changes..................   $     1.56    $      1.18    $      1.25    $     2.31    $     1.79    $     1.32    $     1.03
   Extraordinary
     item -- defeasance of
     debt, net of taxes.......           --             --             --          (.09)           --            --            --
   Accounting changes, net of
     taxes....................           --             --             --           .16            --            --            --
   Net earnings...............         1.56           1.18           1.25          2.38          1.79          1.32          1.03
 Fully diluted
   Earnings before
     extraordinary item and
     accounting
     changes..................         1.49           1.14           1.25          2.23          1.77          1.32          1.03
   Extraordinary
     item -- defeasance of
     debt, net of taxes.......           --             --             --          (.08)           --            --            --
   Accounting changes, net of
     taxes....................           --             --             --           .15            --            --            --
   Net earnings...............         1.49           1.14           1.25          2.30          1.77          1.32          1.03
 Cash dividends...............          .48            .42            .88           .72           .60           .48           .48
 Book value...................        17.86          16.64          16.01         16.29         14.02         12.77         11.77
---------------
(Continued on the following page)

                                     SIX MONTHS ENDED
                                        JUNE 30,(1)                                YEARS ENDED DECEMBER 31,
                                 -------------------------    -------------------------------------------------------------------
                                    1995          1994           1994           1993          1992          1991          1990
                                 ----------    -----------    -----------    ----------    ----------    ----------    ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance Sheet Data (at period
 end)
 Total assets.................   $9,745,439    $10,090,999    $10,015,069    $9,029,893    $7,493,004    $5,928,496    $6,095,531
 Loans, net of unearned
   income.....................    6,085,087      5,388,459      5,949,128     4,653,368     3,585,769     3,132,924     3,376,435
 Allowance for losses on
   loans......................      118,675        122,823        122,089       114,353        89,827        67,989        67,505
 Investment securities........    2,506,948      3,672,357      2,962,144     3,295,644     2,793,950     1,777,754     1,773,508
 Deposits.....................    8,263,263      8,341,007      8,417,842     7,671,621     6,441,991     5,145,181     5,182,379
 Short-term borrowings........      140,434        534,101        415,171       275,537       321,976       222,510       362,364
 Long-term debt(3)............
   Parent company.............      114,816        114,764        114,790       114,729        74,292        38,163        44,662
   Subsidiary banks...........      298,607        226,873        226,161       195,442        21,756        10,083         4,469
 Total shareholders' equity...      811,520        768,747        730,707       682,002       529,496       425,970       383,349
Average assets................    9,787,388      9,961,386     10,025,383     8,857,216     6,934,718     5,928,927     6,096,808
Average shareholders'
 equity.......................      779,517        769,170        778,232       639,874       494,529       398,651       386,800
Average shares outstanding (in
 thousands)
 Primary......................       40,514         40,004         40,055        35,311        31,910        31,752        33,738
 Fully diluted................       45,005         44,486         40,397        39,541        34,754        32,105        34,078
Profitability and Capital
 Ratios
 Before extraordinary item and
   accounting changes
   Return on average assets...         1.38%          1.05%           .58%         1.02%          .91%          .72%          .58%
   Return on average common
     equity...................        18.48          14.33           7.40         15.08         13.48         10.80          9.12
 Net earnings
   Return on average assets...         1.38           1.05            .58          1.04           .91           .72           .58
   Return on average common
     equity...................        18.48          14.33           7.40         15.55         13.48         10.80          9.12
 Net interest income (taxable-
   equivalent) to average
   earning assets(4)..........         4.62           4.35           4.39          4.44          4.62          4.54          4.02
 Loans/deposits...............        73.64          64.60          70.67         60.66         55.66         60.89         65.15
 Common and preferred dividend
   payout ratio...............        34.14          35.45          64.68         31.81         35.72         35.66         43.08
 Equity/assets (period end)...         8.33           7.62           7.30          7.55          7.07          7.19          6.29
 Average shareholders'
   equity/average total
   assets.....................         7.96           7.72           7.76          7.22          7.13          6.72          6.34
 Tier 1 capital to
   risk-weighted assets(5)....        12.98          13.68          12.22         13.58         13.35         11.91          9.98
 Total capital to
   risk-weighted assets(5)....        15.49          16.29          14.75         16.40         15.44         14.13         12.09
 Leverage ratio(5)............         7.96           7.43           7.18          7.23          7.11          7.10          6.18
Asset Quality Ratios
 Allowance/period end loans...         1.95%          2.28%          2.05%         2.46%         2.51%         2.17%         2.00%
 Nonperforming loans/total
   loans......................          .41            .47            .32           .59          1.32          1.09          1.07
 Allowance/nonperforming
   loans......................          475            487            641           414           190           200           187
 Nonperforming assets/loans
   and foreclosed
   properties.................          .51            .63            .42           .78          1.69          1.74          1.81
 Provision/average loans......          .12            .07            .07           .37           .77          1.04           .78
 Net charge-offs/average
   loans......................          .24            .10            .09           .30           .60          1.02           .85
Ratio of Earnings to Fixed
 Charges(6)
 Excluding interest on
   deposits...................         5.49x          5.37x          2.85x         6.37x         6.42x         3.36x         2.03x
 Including interest on
   deposits...................         1.59           1.58           1.28          1.54          1.39          1.19          1.12

---------------
(1) Interim period ratios have been annualized.
(2) Share and per share amounts have been retroactively restated for material acquisitions accounted for as poolings of interests.
(3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily FHLB advances.
(4) Calculation does not include the impact of the unrealized gain or loss on available for sale investment securities.
(5) The risk-based capital ratios are based upon capital guidelines prescribed by federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted assets ratios are 4.0% and 8.0%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0% (5.0% for bank holding companies effecting acquisitions).
(6) For purposes of computing these ratios, earnings represent earnings before income taxes, extraordinary item, accounting changes and fixed charges. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), capitalized interest expense, amortization of debt issuance costs and one-third (the portion deemed representative of the interest factor) of all operating rents.

                              DESCRIPTION OF NOTES

     The following is a brief description of the terms of the Notes. This description does not purport to be complete, should be read in conjunction with the statements under "Description of Securities" in the accompanying Prospectus and is subject to, and qualified in its entirety by, such description and the Subordinated Indenture, dated as of October 15, 1993 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). The Indenture is an exhibit to the Registration Statement of which the accompanying Prospectus and this Prospectus Supplement form a part.

GENERAL

     The Notes will mature on November 1, 2005, and are limited to $100 million aggregate principal amount. The Notes will bear interest at the rate of 6 3/4% per annum, beginning on November 7, 1995. Interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning May 1, 1996, to the persons in whose names the Notes are registered at the close of business 15 calendar days prior to the applicable interest payment date, and at maturity to the persons to whom principal is payable. The Notes may not be redeemed prior to maturity. No sinking fund is provided for the Notes.

     The Notes will be unsecured and subordinate in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company as described under "Description of Securities -- Subordination of Securities" in the accompanying Prospectus. As of June 30, 1995, the Company had approximately $43 million principal amount of Senior Indebtedness outstanding, excluding trade payables and guarantees and other contingent obligations of the Company.

     Payment of the principal of the Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration of the payment of principal of the Notes upon a default in the payment of interest on the Notes or in the performance of any covenant of the Company contained in the Notes or the Indenture.

GLOBAL NOTES

     DTC, New York, New York will act as securities depository for the Notes. The Notes will be issued in the form of one or more Global Notes registered in the name of Cede & Co. (DTC's partnership nominee). The Global Note(s) will be issued in the aggregate principal amount of the Notes to be held by DTC and will be deposited with DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the Securities Exchange Act of 1934. DTC is owned by certain of the securities brokers and dealers, banks, trust companies, clearing corporations and other organizations that maintain accounts with DTC (the "Participants") and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Upon the issuance of a Global Note, DTC will credit, to the accounts of the Participants on its book-entry registration and transfer system the respective principal amounts of the Notes represented by such Global Note. The accounts to be credited will be designated by the Underwriters. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may indirectly hold beneficial interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for such Global Note (with respect to interests of Participants) and the records of Participants (with respect to persons other than Participants). Beneficial owners will not receive certificates representing their ownership interests in the Notes unless the use of the book-entry system for the Notes should be discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form which will not be possible with the Notes.

     So long as DTC is the holder of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Payment of the principal of, premium, if any, and interest, if any, on the Notes held by DTC will be made to DTC's nominee as the registered holder of the Global Note. Neither UPC, the Trustee, any paying agent nor the registrar for such Notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Participants are solely responsible for keeping account of their holdings on behalf of their customers.

     If DTC should at any time become unwilling, unable or ineligible to continue as the depository for the Notes and a successor depository should not be appointed by UPC within 90 days, UPC will issue Notes in definitive form in exchange for the Global Note(s).

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by UPC in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Same-Day Funds Settlement System maintained by DTC until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below (the "Underwriters") and the Underwriters have agreed to purchase from UPC, the amount of Notes set forth opposite their names below.

                                                                            PRINCIPAL
                                 UNDERWRITER                                  AMOUNT
    ---------------------------------------------------------------------  ------------
    Salomon Brothers Inc.................................................  $ 50,000,000
    Keefe, Bruyette & Woods, Inc.........................................    50,000,000
                                                                           ------------
              Total......................................................  $100,000,000
                                                                           =============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any Notes are purchased. The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of such principal amount to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they may make a market in the Notes; however, the Company cannot provide any assurance that a secondary market for the Notes will develop.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Underwriters by Alston & Bird, Washington, D.C. From time to time, Alston & Bird has provided and may in the future provide legal services to the Company and its subsidiaries. As to matters of Tennessee law, Alston & Bird will rely on the opinion of Wyatt, Tarrant & Combs, Memphis, Tennessee, counsel to the Company.

PROSPECTUS

                                  $100,000,000

                           UNION PLANTERS CORPORATION
                          SUBORDINATED DEBT SECURITIES
                             ---------------------

     Union Planters Corporation ("UPC" or the "Company") may offer from time to time up to $100,000,000 aggregate principal amount of its subordinated debt securities (the "Securities") at prices and on terms to be determined at the time of sale. The specific designation, aggregate principal amount, maturity, authorized denominations, any premium, any interest rate (which may be fixed or variable), any interest payment dates, any optional or mandatory redemption terms, the initial public offering price and any other terms of the offering of the Securities in respect of which this Prospectus is being delivered ("Offered Securities") are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

     The Securities will be unsecured and will be subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company, as described in "Description of Securities -- Subordination of Securities." The Securities will be subject to acceleration of maturity only in the event of certain events of bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default in the payment of the principal of, or any premium or interest on, the Securities or in the performance of any covenant or agreement of the Company.

     The Securities may be sold (i) directly by the Company to the public or through agents designated by it from time to time, (ii) through underwriting syndicates led by one or more managing underwriters, or (iii) through one or more underwriters acting alone. If any agent of the Company or any underwriter is involved in the sale of the Securities offered hereby, the name of such agent or underwriter and any applicable commissions or discounts are set forth in, or may be calculated from, the Prospectus Supplement, and the net proceeds to the Company from such sale will be the purchase price of such Securities less such commissions or discounts and the other attributable issuance and distribution expenses. See "Plan of Distribution" for possible indemnification arrangements for agents or underwriters.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement or a term sheet setting forth the terms of the Securities.
                             ---------------------
THE SECURITIES WILL NOT BE SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF
   ANY BANK OR NONBANK SUBSIDIARY OF THE COMPANY AND WILL NOT BE INSURED BY
     THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND,
        THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT
                                   AGENCY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                             ---------------------

                The date of this Prospectus is October 30, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information concerning UPC can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. UPC has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities to be issued pursuant to the Prospectus Supplement. This Prospectus does not contain all of the information set forth in the Registration Statement and the Exhibits thereto. Certain items have been omitted as permitted by the rules and regulations of the Commission.

     For further information regarding UPC and the Securities offered by this Prospectus, reference is made to the complete Registration Statement, including all amendments thereto and the schedules and exhibits filed as a part thereof. Statements contained herein concerning provisions of documents are necessarily summaries of the documents and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by UPC with the Commission (except as otherwise indicated, under Commission File Number 1-10160) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

          1. UPC's Annual Report on Form 10-K for the year ended December 31, 1994;

          2. UPC's Quarterly Reports on Form 10-Q for the three-month period ended March 31, 1995, and for the three- and six-month periods ended June 30, 1995; and

          3. UPC's Current Reports on Form 8-K dated December 31, 1994 (as amended on January 31, 1995), April 27, 1995, June 20, 1995, July 27, 1995,
     August 21, 1995, August 22, 1995 and October 26, 1995.

     The fact that a report has been listed above does not mean that it has not been superseded or amended, in whole or in part, by a subsequent report.

     UPC's Annual Report on Form 10-K for the year ended December 31, 1994, incorporates by reference specific portions of UPC's Annual Report to Shareholders for that year (UPC's "Annual Report to Shareholders" which is Exhibit 13 to said Form 10-K) but does not incorporate other portions of UPC's Annual Report to Shareholders. The portion of UPC's Annual Report to Shareholders captioned "Letter to Shareholders" and other portions of UPC's Annual Report to Shareholders not specifically incorporated into UPC's Annual Report on Form 10-K are not incorporated herein and are not a part of the Registration Statement.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently-filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO THE COMPANY, TO UNION PLANTERS CORPORATION, POST OFFICE BOX 387, MEMPHIS, TENNESSEE 38147 (TELEPHONE NUMBER (901) 383-6584), ATTENTION:
E. JAMES HOUSE, SECRETARY.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  THE COMPANY

     UPC is a multi-state bank holding company and savings and loan holding company headquartered in Memphis, Tennessee. At June 30, 1995, UPC had total consolidated assets of approximately $9.7 billion, loans of approximately $6.1 billion, deposits of approximately $8.3 billion and shareholders' equity of approximately $812 million. As of that date, the Company was the second-largest independent bank holding company headquartered in Tennessee as measured by consolidated assets. The Company conducts its business activities through its lead bank subsidiary, Union Planters National Bank ("UPNB"), and 31 other bank subsidiaries and two savings and loan subsidiaries located in Tennessee, Mississippi, Arkansas, Louisiana, Alabama and Kentucky (collectively, the "UPC Banking Subsidiaries").

     The Company's corporate office is located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number is (901) 383-6000. Additional information about the Company is included in documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

     As a bank holding company, the Company is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended ("BHCA"). In addition, as a savings and loan holding company, the Company is registered with the Office of Thrift Supervision (the "OTS") and is subject to OTS regulations, supervision and reporting requirements. Each of the UPC Banking Subsidiaries is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, its deposits are insured by the FDIC to the maximum extent provided by law.

     The UPC Banking Subsidiaries that are national banking associations, including UPNB, are subject to supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller") and the FDIC. State-chartered UPC Banking Subsidiaries which are members of the Federal Reserve System are subject to supervision and examination by the Federal Reserve Board and the state banking authorities of the states in which they are located. State-chartered UPC Banking Subsidiaries which are not members of the Federal Reserve System are subject to supervision and examination by the FDIC and the state banking authorities of the states in which they are located. The Company's savings bank subsidiaries are subject to supervision and examination by the OTS. The UPC Banking Subsidiaries are subject to various requirements and restrictions, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans and other extensions of credit that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the banks. In addition to the impact of regulation, the UPC Banking Subsidiaries are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

     The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.

     The BHCA further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served.

The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977, as amended.

     The BHCA, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective on September 29, 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that the Company and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and a bank holding company located outside Tennessee may lawfully acquire any Tennessee-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Prospectus, Tennessee has neither "opted in" nor "opted out."

     The BHCA generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve Board must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions and performing certain insurance underwriting activities all have been determined by the Federal Reserve Board to be permissible activities of bank holding companies. The BHCA does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve Board has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiaries when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

CAPITAL

     The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The minimum guideline for the ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet activities such as standby letters of credit) is 8.0%. At least half of the Total Capital must be comprised of "Tier 1 Capital," which consists of common shareholders' equity, minority interests in the equity accounts of consolidated subsidiaries, non-cumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill. The remainder, which is "Tier 2 Capital," may consist of limited amounts of subordinated debt (or certain other qualifying debt issued prior to March 12, 1988), other preferred stock and a limited amount of loan loss reserves. It is the intent of the Company that the Securities qualify as Tier 2 Capital.

     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average total assets, less goodwill of 3.0% for bank holding companies that meet certain specified criteria, including those having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0% plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised the Company of any specific minimum Leverage Ratio applicable to the Company.

     The federal bank regulatory agencies have issued various proposals to amend the Risk Based Capital guidelines for banks and bank holding companies. Under one proposal, banks would be required to give explicit consideration to interest-rate risk as an element of capital adequacy by maintaining capital to compensate for such risk in an amount measured by the bank's exposure to interest rate risk in excess of a regulatory threshold. The OTS has already included an interest rate risk component in its Risk-Based Capital guidelines for savings associations that it regulates, including the Company's savings and loan subsidiaries. A proposal recently issued by the Federal Reserve Board and expected to be joined in by the other bank regulatory agencies increases the amount of capital required to be carried against certain long-term derivative contracts; in addition, the proposal recognizes the effect of certain bilateral netting arrangements in reducing potential future exposure under these contracts. The Company's management believes that these changes will not, if adopted, have a material effect on the Company's compliance with the capital adequacy requirements.

     Failure to meet capital requirements can subject an institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC and a prohibition on the taking of brokered deposits. As described below, substantial additional restrictions can be imposed upon FDIC-insured institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

     At June 30, 1995, the Company's total Risk-Based Capital Ratio was 15.49%, its Tier 1 Risk-Based Capital Ratio (i.e., its ratio of Tier 1 Capital to risk-weighted assets) was 12.98% and its Leverage Ratio was 7.96%. Each of the UPC Banking Subsidiaries is subject to Risk-Based and Leverage Capital Ratio requirements adopted by their respective federal regulators which are substantially similar to those adopted by the Federal Reserve Board. At June 30, 1995, UPNB's total Risk-Based Capital Ratio was 15.64%, its Tier 1 Risk-Based Capital Ratio was 14.37% and its Leverage Ratio was 8.90%, respectively. Neither the Company nor any of the UPC Banking Subsidiaries has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it. In addition, each of the UPC Banking Subsidiaries satisfied the minimum capital requirements applicable to it and had the requisite capital levels to qualify as a "well-capitalized" institution under the prompt corrective action provisions discussed below.

PROMPT CORRECTIVE ACTION

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), and the joint regulations thereunder adopted by the federal banking agencies, require the banking regulators to take prompt corrective action in respect of depository institutions that do not meet their minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the prompt corrective action regulations, a bank is defined to be well capitalized if it maintains a Leverage Ratio of at least 5.0%, a Tier 1 Risk-Based Capital Ratio of at least 6.0% and a total Risk-Based Capital Ratio of at least 10.0% and is not otherwise in a "troubled condition" as determined by its appropriate federal regulatory agency. A bank is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above under "-- Capital" and has a Tier 1 Risk-Based Capital Ratio of at least 4.0%. In addition, a bank will be considered "undercapitalized" if it fails to meet any minimum required measure, "significantly undercapitalized" if it is significantly below such measure and "critically undercapitalized" if it fails to maintain a level of tangible equity equal to not less than 2.0% of total assets. A bank may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     Regardless of their capital levels, all institutions are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels required to be considered adequately capitalized. An undercapitalized institution is: (i) subject to increased monitoring by the appropriate federal banking regulator;
(ii) required to submit an acceptable capital restoration plan within 45 days;
(iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of business. Such capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters. Pursuant to the guarantee, the institution's holding company would be liable up to the lesser of 5.0% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. If the controlling bank holding company fails to fulfill its obligations under the guarantee and should file (or should have filed against it) a petition under the Federal Bankruptcy Code, the appropriate federal banking regulator could have a claim as a general creditor of the bank holding company and, if the guarantee were deemed to be a commitment to maintain capital under the Federal Bankruptcy Code, the claim would be entitled to a priority in such bankruptcy proceeding over third-party creditors of the bank holding company, including holders of the Securities.

     The regulatory agencies have discretionary authority to reclassify well capitalized institutions as adequately capitalized, or to impose on adequately capitalized institutions requirements or actions specified for undercapitalized institutions, if the agency should determine after notice and an opportunity for hearing that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, which can consist of the receipt of an unsatisfactory examination rating if the deficiencies cited are not corrected. A significantly undercapitalized institution, as well as any undercapitalized institution which should fail to submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior regulatory approval and the institution is prohibited from making payments of principal or interest on its subordinated debt, such as the Securities. If an institution should become critically undercapitalized, the institution would be subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it should remain critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

DIVIDEND RESTRICTIONS

     The Company is a legal entity separate and distinct from the UPC Banking Subsidiaries and its nonbank subsidiaries. The Company's revenues (on a parent company only basis) result, in significant part, from dividends paid to the Company by its subsidiaries. The right of the Company, and consequently the rights of creditors and shareholders of the Company, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors, in the case of the UPC Banking Subsidiaries) except to the extent that claims of the Company in its capacity as a creditor may be recognized.

     There are statutory and regulatory requirements applicable to the payment of dividends by the UPC Banking Subsidiaries to the Company. Each national banking association subsidiary of the Company is required by federal law to obtain the prior approval of the Comptroller for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year would exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year, plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks may only pay dividends to the extent that their retained net profits (including the portion transferred to surplus) exceed statutory bad debts (as defined by regulation). The Company's state-chartered bank subsidiaries are subject to similar restrictions on the payment of dividends by the respective state laws under which they are organized. Furthermore, as described above under "-- Prompt Corrective Action," all depository institutions are prohibited from paying any dividends, making other distributions or paying any management fees if, after such payment, the depository institution would fail to satisfy its minimum capital requirements. In accordance with the specified calculations, at July 1, 1995, approximately $31 million was available for distribution to the Company without obtaining prior regulatory approval. Future dividends will depend upon the level of earnings of the UPC Banking Subsidiaries. It is the policy of the Federal Reserve Board that bank holding companies should pay dividends only out of current earnings. Federal banking regulators also have the authority to prohibit banks and bank holding companies from paying a dividend if they should deem such payment to be an unsafe or unsound practice. In addition, it is the position of the Federal Reserve Board that as a bank holding company the Company is expected to act as a source of financial strength to each of its subsidiary banks. See "-- Support of Subsidiary Banks."

SUPPORT OF SUBSIDIARY BANKS

     Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the UPC Banking Subsidiaries and, where required, to commit resources to support each of such subsidiaries. This support may be required at times when, absent such Federal Reserve Board policy, the Company may not be inclined to provide it. Moreover, if one of the UPC Banking Subsidiaries should become undercapitalized, under FDICIA the Company would be required to guarantee the subsidiary bank's compliance with its capital plan in order for such plan to be accepted by the federal regulatory authority. See
"-- Prompt Corrective Action."

     Under the "cross guarantee" provisions of the Federal Deposit Insurance Act ("FDI Act"), any UPC Banking Subsidiary may be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the "default" of any other UPC Banking Subsidiary or (ii) any assistance provided by the FDIC to any UPC Banking Subsidiary "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

     Because it is a bank holding company, any capital loans made by the Company to the UPC Banking Subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment over certain other creditors of the bank holding company, including the holders of subordinated debt, such as the Securities.

FDIC INSURANCE ASSESSMENTS

     In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaces a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above with the undercapitalized category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") for the first half of 1995, as they had been during 1994, ranged from 23 basis points (0.23% of deposits) per year for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

     Once the designated reserve ratio for the BIF was reached, which appears to have occurred some time during May 1995, the FDIC was authorized to reduce the minimum assessment rate below 23 basis points and to set future assessment rates at such levels that would maintain the fund's reserve ratio at the designated level. In August 1995, the FDIC adopted final regulations reducing the assessment rates for BIF-member banks. Under the revised schedule, BIF-member banks, starting with the second half of 1995, will now pay assessments ranging from 4 basis points to 31 basis points, with an average assessment rate of 4.5 basis points. Refunds, with interest, will be paid for assessments for the month(s) after the month in which the designated reserve ratio for the BIF was reached, as well as for the quarterly payment made on September 30, 1995, assuming that the designated reserve ratio was achieved prior to June 30, 1995. At the same time, the FDIC elected to retain the existing assessment rate of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund.

     On July 28, 1995, the FDIC, the Treasury Department and the OTS released statements outlining a proposed plan ("Proposed Plan") to recapitalize the SAIF. The Proposed Plan, which is pending both as a stand-alone measure and as a part of the proposed budget reconciliation legislation, would require all SAIF-member institutions to pay a special assessment of from 85 to 90 basis points based on the amount of SAIF-assessable deposits on March 31, 1995; provided, however, that the special assessment may be less for SAIF-insured deposits held by banks ("Oaker Deposits"). The special assessment would be payable on January 1, 1996, and would result in a significant recapitalization of the SAIF so as to enable the fund to reach its designated reserve ratio. The Proposed Plan would make other statutory changes that would strengthen the SAIF fund and provide for interest payments on the Financing Corporation ("FICO") bonds issued in connection with earlier efforts to support the failing thrift industry: the assessment base for the payments on the FICO bonds would be expanded to include the deposits of both BIF- and SAIF-insured institutions; the unspent funds of the RTC would be made available to cover any extraordinary and unanticipated SAIF losses until the BIF and SAIF were merged (a part of the Proposed Plan not supported by the Treasury Department); and the BIF and SAIF would be merged as soon as possible but no later than the beginning of 1998. The Proposed Plan would also reduce the minimum average assessment rate required under the FDI Act for a fund that is undercapitalized or has outstanding borrowings from the Treasury or the Federal Financing Bank from 23 basis points to 8 basis points. The Proposed Plan also includes special rules for undercapitalized institutions that could not pay the special assessment without increasing the risk of losses to the SAIF. Other legislative proposals made in connection with the Proposed Plan have included combining the thrift and bank charters into a single unified charter and requiring all thrifts to become banks or state-chartered savings banks.

BROKERED DEPOSITS

     The FDIC has adopted regulations governing the receipt of brokered deposits. Under the regulations, a bank may not lawfully accept, roll over or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that may not receive brokered deposits also may not offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Because each of the UPC Banking Subsidiaries at June 30, 1995, had the requisite capital levels to qualify as a well capitalized institution, the Company believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of these subsidiaries.

SAFETY AND SOUNDNESS STANDARDS

     The FDI Act, as amended by the FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to the internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any one or more of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the "prompt correction action" provisions of FDICIA. See "-- Prompt Corrective Action." If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties. The federal bank regulatory agencies also proposed guidelines for asset quality earning standards.

DEPOSITOR PREFERENCE

     Legislation recently enacted by Congress establishes a nationwide depositor-preference rule in the event of a bank failure. Under this arrangement all deposits and certain other claims against a bank, including the claim of the FDIC, as subrogee of insured depositors, would receive payment in full before any general creditor of the bank, including holders of the Securities, would be entitled to any payment in the event of an insolvency or liquidation of the bank.

PROPOSED LEGISLATION

     Because of concerns relating to the competitiveness and the safety and soundness of the industry, Congress continues to consider a number of wide-ranging proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions. Among such bills are proposals to combine banks and thrifts into a unified charter, to alter the statutory separation of commercial and investment banking, and to further expand the powers of depository institutions, bank holding companies and competitors of depository institutions. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of the Company may be affected thereby.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities will be used for general corporate purposes, including the Company's working capital needs, possible additional contributions to the capital of the Company's subsidiaries, possible acquisitions of other financial institutions or their assets, possible acquisitions of, or investments in, other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness of the Company. Pending such use, the Company may temporarily invest the net proceeds in investment-grade securities. The Company, from time to time, may engage in additional capital financings of a character and in amounts to be determined by the Company in light of its needs at such time or times and in light of prevailing market conditions. If the Company elects at the time of issuance of the

Securities to make a different or more specific use of the proceeds other than that set forth herein, such use will be described in the applicable Prospectus Supplement.

                           DESCRIPTION OF SECURITIES

     The following sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such Offered Securities.

     The Securities will be issued under a Subordinated Indenture dated as of October 15, 1993 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee for the Securities (the "Trustee"). A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles or definitions of the defined terms be incorporated herein by reference. The particular terms of the Offered Securities and the extent, if any, to which the general provisions may apply to the Offered Securities will be described in the Prospectus Supplement relating to such Offered Securities. Unless otherwise indicated, Section references contained herein refer to the Sections of the Indenture. As of June 30, 1995, the Company had approximately $74.6 million principal amount of its 6.25% Subordinated Notes due 2003 previously issued under the Indenture, which rank on a parity with the Offered Securities.

     Since the Company is a holding company, the right of the Company, and hence the right of creditors and shareholders of the Company, including Holders of the Securities, to participate in any distribution of assets of any subsidiary of the Company upon its liquidation, reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that the claims of the Company itself as a creditor of the subsidiary may be recognized.

GENERAL

     The Securities will be unsecured obligations of the Company. The Indenture does not limit the amount of the Securities which may be issued thereunder and provides that the Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. All Securities issued under the Indenture will rank equally and ratably with any additional Securities issued under the Indenture. The Securities will be subordinated to all existing and future Senior Indebtedness of the Company as described below under "Subordination of Securities." Neither the Indenture nor the Securities to be issued thereunder will limit or otherwise restrict the amount of other indebtedness which may be incurred or other securities which may be issued by the Company. THE SECURITIES WILL NOT BE SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR A SAVINGS ASSOCIATION AND WILL NOT BE INSURED BY THE FDIC, THE BIF, THE SAIF OR ANY OTHER GOVERNMENT AGENCY.

     Any Prospectus Supplement will, among others matters, set forth the following specific terms relating to the Offered Securities: (i) title; (ii) any limit on the aggregate principal amount or price; (iii) maturity date or dates;
(iv) interest rate or rates per annum or method of determining the interest rate or rates per annum; (v) dates from and on which such interest will accrue and be payable and designated record dates for such interest payments; (vi) place or places, if any, in addition to or other than the Borough of Manhattan, City of New York, where principal (and premium, if any) and interest will be payable;
(vii) any optional redemption terms; (viii) any mandatory or optional sinking fund or analogous provisions; and (ix) any other terms of the Offered Securities not inconsistent with the Indenture (Section 301).

     Interest on the Securities of any series will be payable to the persons in whose names the Securities are registered at the close of business on the record date designated for an interest payment date (Section 307). The certificated Securities may be presented for the payment of principal and interest, if any, transfer and exchange at the principal corporate trust offices of the Trustee or at such other places as may be designated pursuant to the Indenture. At the option of the Company, interest may be paid by mailing a check to the addresses of the persons entitled thereto as they appear on the register for the Securities (Section 307). Unless otherwise indicated in the Prospectus Supplement, the Securities will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 (Section 302). No service charge will be made for any exchange, registration of transfer or redemption of a Security, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge thereon (Section 305) other than exchanges not involving any transfer (Sections 304, 906 and 1107).

SUBORDINATION OF SECURITIES

     The obligation of the Company to make payment on account of the principal of (and premium, if any) and interest on the Securities of any series will be subordinated and junior in right of payment to the Company's obligations to the holders of Senior Indebtedness of the Company to the extent described in the following paragraph. Senior Indebtedness of the Company means all indebtedness and other obligations of the Company, whether outstanding on the date of execution of the Indenture or thereafter incurred, except indebtedness or obligations expressly subordinated in right of payment to the Securities or ranking on a parity with the Securities (Section 101).

     In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceedings with respect to the Company or any liquidation, dissolution or winding-up of the affairs of or relating to the Company as a whole, whether voluntary or involuntary, all obligations of the Company to the holders of Senior Indebtedness of the Company will be entitled to be paid in full (or provision will be made for such payment) before any payment will be made on account of the principal of (and premium, if any) and interest on the Securities. In the event of any such proceeding, after payment in full (or provision has been made for such payment) of the principal of (and premium, if any) and interest on Senior Indebtedness of the Company, the Holders of the Securities, together with the holders of any obligations of the Company ranking on a parity with the Securities, will be entitled to be paid from the remaining assets of the Company the amounts at the time due and owing on account of unpaid principal of (and premium, if any) and interest on the Securities and such obligations ranking on a parity therewith before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or any obligations of the Company ranking junior to the Securities (Sections 1401 and 1402). By reason of such subordination, in the event of the insolvency of the Company, the holders of Senior Indebtedness of the Company may receive more, ratably, and the Holders of the Securities having a claim pursuant to the Securities may receive less, ratably, than the other creditors of the Company. As of June 30, 1995, the Company had approximately $43 million principal amount of Senior Indebtedness outstanding, excluding trade payables and guarantees and other contingent obligations of the Company.

GLOBAL SECURITIES

     In order to facilitate the holding of the Securities in "book-entry" form, the Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either temporary or permanent form. A Global Security may not be transferred except as a whole by the depository for such Global Security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. Thus, the holder of a beneficial interest in a Global Security will not have the right to convert such holder's "book-entry" Securities into definitive Securities in certificated form.

     The specific terms of the depository arrangement, if any, with respect to a series of Securities issued in whole as "Global Securities" will be described in the Prospectus Supplement relating to such series.

EVENTS OF DEFAULT AND LIMITED RIGHTS OF ACCELERATION

     An Event of Default is defined under the Indenture with respect to the Securities of any series issued thereunder only as certain events of bankruptcy, insolvency or reorganization of the Company (Section 501).

     The Indenture does not provide for any right of acceleration of the payment of the principal of a series of the Securities upon a default in the payment of an installment of principal or interest or a default in the performance of any covenant or agreement in the Offered Securities of a particular series or in the Indenture. In the event of a default in the payment of an installment of principal or interest, the Holder of a Security (or the Trustee under the Indenture on behalf of the Holders of all of the series of the Securities so affected) may seek to enforce payment of such installment of principal or interest.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Securities of the series as to which the Event of Default has occurred (or such lesser amount as may be provided for in the Securities of such series) may declare the principal of all of the Securities of such series to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any such declaration, all such principal or such lesser amount shall become immediately due and payable. However, at any time after such a declaration of acceleration with respect to the Securities of any series has been made and before a judgment or decree based on such acceleration has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Securities of such series may, under certain circumstances, rescind and annul such acceleration and its consequences, if, among other things, all Events of Default have been cured or waived as provided in the Indenture (Section 502).

MODIFICATION OF THE INDENTURE AND WAIVER

     The Indenture provides that modifications and amendments may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby:
(i) change the stated maturity date of the principal of, or any installment of interest on, any Security; (ii) reduce the principal amount, or the rate of interest on, or any premium payable upon, the redemption of any Security; (iii) change the place of payment or the currency in which a Security is payable; (iv) impair the right to institute suit for the enforcement of any payment on or after the stated maturity date thereof or, in the case of redemption, on or after the redemption date; (v) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of the Holders of which is required to modify or amend the Indenture; (vi) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of the Holders of which is required for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (vii) modify any provision of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions or defaults thereunder, except to increase the percentage in principal amount of the Outstanding Securities of any series the consent of the Holders of which is required for such modification or waiver; or
(viii) alter in any respect the provisions regarding subordination of the Securities issued thereunder in a manner adverse to the Holders thereof (Section
902).

     Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any Holder for any of the following purposes:
(i) to evidence the succession of another Person to the Company; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of the Securities; (iii) to add Events of Default; (iv) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of the Securities, as set forth in the Indenture; (v) to establish the form or terms of the Securities of any series; (vi) to provide for the acceptance of appointment by a successor Trustee; (vii) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action is not inconsistent with the provisions of the Indenture and does not adversely affect the interests of the Holders of the Securities of any series in any material respect; (viii) to add to or change any of the provisions to provide that Bearer Securities may be registrable as to principal, to change or eliminate restrictions on the payment of principal or interest, to permit Registered

Securities to be exchanged for Bearer Securities or to permit or facilitate the issuance of Securities in uncertificated form, provided such action does not adversely affect the interests of the Holders of Securities of any series in any material respect; and (ix) to modify, eliminate or add to the provisions of the Indenture to such extent as may be necessary to conform the obligations of the Company and the Trustee under the Indenture to the Trust Indenture Act (Section
901).

     The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive, insofar as such series is concerned, compliance by the Company with certain restrictive provisions of the Indenture (Section 1008). The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default under the Indenture with respect to such series, except a default in the payment of the principal of (and premium, if any) or interest on, any Security of such series or in respect of a covenant or provision which under the terms of the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected (Section 513).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into any other corporation or sell, lease or convey all or substantially all of its assets to any other corporation, unless (i) either (a) the Company shall be the continuing corporation or (b) any successor or purchaser is a corporation organized under the laws of the United States or any State thereof and any such successor or purchaser expressly assumes the Company's obligations on the Securities and under the Indenture and certain other conditions are met; and (ii) immediately after giving effect to such transaction, the Company or such successor corporation shall not be in default in the performance of any covenant or condition of the Indenture to be performed by the Company (Section 801).

SATISFACTION AND DISCHARGE

     The Indenture will cease to be of further effect with respect to any series of Securities (except as to surviving rights of registration of transfer or exchange of any series of Securities, as expressly provided for in the Indenture) as to all outstanding Securities of such series when (i) either (a) all the Securities of such series theretofore authenticated and Coupons appertaining thereto (except (1) Coupons appertaining to Bearer Securities of such series surrendered for exchange for Registered Securities of such series and maturing after such exchange, whose surrender is not required or has been waived as provided in the Indenture, (2) lost, stolen or destroyed Securities or Coupons which have been replaced or paid, (3) Coupons appertaining to Securities of such series called for redemption and maturing after the redemption date, whose surrender has been waived as provided in the Indenture, and (4) Securities and Coupons of such series for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation or (b) all Securities of such series and, in the case of clauses (1) and (2) below, any such Coupons appertaining thereto, not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) by their terms are to become due within one year, or
(3) if redeemable, are to be called for redemption within one year, and the Company in the case of clauses (1), (2), or (3) above has deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on such Securities and Coupons not theretofore delivered to the Trustee for cancellation, for principal of and interest to the date of maturity or redemption; (ii) the Company has paid all other sums payable by the Company under the Indenture; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with (Section 401).

ADDITIONAL PROVISIONS

     No Holder of any Security of any series will have the right to institute any proceeding, judicial or otherwise, with respect to the Indenture for any remedy thereunder, unless: (i) such Holder shall have previously given to the Trustee, written notice of a continuing Event of Default with respect to the Securities of such series; (ii) the Holders of not less than 25% in principal amount of the Outstanding Securities of such series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; (iii) the Trustee shall not have received for 60 days after its receipt of such request from the Holders of a majority in principal amount of the Outstanding Securities of such series a direction inconsistent with such request; and (iv) the Trustee shall have failed to institute such proceeding within 60 days after its receipt of such notice, request and offer of indemnity (Section 507). However, the Holder of any Security will have an absolute and unconditional right to receive payment of the principal of (and premium, if any) and interest on or any Additional Amounts, in respect of such Security or payment of such Coupon on or after the due dates expressed in such Security or Coupon and to institute suit for the enforcement of any such payment (Section
508).

CONCERNING THE TRUSTEE

     The First National Bank of Chicago is Trustee under the Indenture. Notices by U.S. Mail to the Trustee should be directed to the Trustee at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126. Deliveries by other carriers and hand deliveries should be made to the Trustee's Corporate Trust Services Division, One North State Street, 9th Floor, Chicago, Illinois 60602.

     Subject to the duty of the Trustee during default to act with the required standard of care, the Indenture provides that the Trustee will be under no obligation to exercise any right or power under the Indenture at the request of the Holders of the Securities unless said Holders shall have offered the Trustee reasonable indemnity (Section 602). The Indenture also provides that, subject to the provisions for indemnification described above and subject to certain other conditions, the Holders of a majority in principal amount of the Outstanding Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee with respect to the Securities of such series (Section 512).

     The Indenture contains a covenant requiring the Company to file annually with the Trustee a certificate as to the absence of any default or specifying any default that may exist (Section 1005).

     In addition to serving as Trustee under the Indenture, The First National Bank of Chicago provides ordinary correspondent banking products and services to the Company and certain of its subsidiaries, including deposit accounts. The Trustee is also currently serving as Trustee under the Indenture under which the Company's 6.25% Subordinated Notes due 2003 were issued and under the indenture under which the Company's 8 1/2% Notes due 2002 were issued. Should a conflict of interest arise by reason of such service, the Trustee may be required, or deem it necessary, to resign as Trustee under the Indenture and be replaced by a successor Trustee.

                              PLAN OF DISTRIBUTION

     The Company may offer and sell Securities to or through underwriters, acting as principals for their own accounts or as agents, and also may offer and sell Securities directly to other purchasers. Any underwriters or agents in connection with Offered Securities will be named in the related Prospectus Supplement and any underwriting compensation paid to such underwriters or agents will be set forth therein. Such underwriters may include a single firm or may be a group of underwriters represented by such firm. Unless otherwise indicated in the Prospectus Supplement, any underwriters will be required to purchase all of the Offered Securities if any are purchased.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company and from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements which may be entered into with the Company, underwriters, dealers and agents who participate in the distribution of the Offered Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by Wyatt, Tarrant & Combs, Memphis, Tennessee. Attorneys of that firm beneficially own, directly or indirectly, an aggregate of approximately 18,866 shares of UPC common stock.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Union Planters Corporation for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheets of Capital Bancorporation, Inc. and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, incorporated in this Prospectus by reference to the Current Report on Form 8-K, dated August 21, 1995 of Union Planters Corporation have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report which is incorporated herein by reference and in reliance on the report on such firm given upon their authority as experts in accounting and auditing.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
The Company...........................   S-2
Recent Developments...................   S-3
Use of Proceeds.......................   S-6
Capitalization........................   S-7
Summary of Consolidated Financial
  Data................................   S-9
Description of Notes..................  S-11
Underwriting..........................  S-12
Legal Matters.........................  S-12
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     4
Certain Regulatory Considerations.....     4
Use of Proceeds.......................    10
Description of Securities.............    11
Plan of Distribution..................    15
Legal Matters.........................    16
Experts...............................    16

$100,000,000

UNION   PLANTERS
CORPORATION

6 3/4% SUBORDINATED NOTES
DUE 2005
SALOMON BROTHERS INC

KEEFE, BRUYETTE & WOODS, INC.
PROSPECTUS SUPPLEMENT

DATED NOVEMBER 2, 1995